The issuer has filed a registration statement, including a preliminary prospectus (File No . 333 - 235933 ), with the SEC for the offering to which this communication relates . Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering . You may get these documents for free by visiting EDGAR on the SEC Web site at www . sec . gov . Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll - free 1 - 866 - 928 - 0928 . Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333 - 235933

2 Presentation Content No part of this presentation or the information contained herein may be reproduced, photocopied, redistributed or passed on, directly or indirectly, to any other person, or published, in whole or in part, for any purpose without the consent of Aditx Therapeutics, Inc. Forward - Looking Statements This presentation contains forward - looking statements that are subject to many risks and uncertainties. Forward looking statements include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned product development; our intellectual property position; our ability to develop commercial functions; expectations regarding product launch and revenue; our results of operations, cash needs, spending, financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends tha t may affect the industry or us. Although we believe we have a reasonable basis for each forward - looking statement, we caution you that forward - looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity may differ materially from the forward - looking statements contained in this presentation. Any forward - looking statements that we make in this presentation speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events. You may also access the Company’s most recent prospectus, dated May 29 , 2020 , which is included in Amendment No . 5 to the Company’s Registration Statement on Form S - 1 , as filed with the SEC on May 29 , 2020 , by visiting EDGAR on the SEC’s website at : https : //www . sec . gov/Archives/edgar/data/ 1726711 / 000121390020013734 /ea 122453 - s 1 a 5 _aditxtherape . htm Notice

3 Prolonging Life and Enhancing its Quality by Reprogramming and Monitoring the Immune System Technology • Immune Reprogramming ( ADi TM ) • Pioneering Selective Tolerance (ST) therapeutic technology developed over the past 20+ years at Loma Linda University that has demonstrated pre - clinical efficacy • 7 U.S. patents and 59 foreign patents as of April 2020, 18 additional pending • Data generated for Skin Grafting, Psoriasis, Type 1 Diabetes, and Alopecia Areata • Immune Monitoring ( AiM TM ) • An advanced diagnostic platform for rapidly profiling the immune system to anticipate response and possible reaction to viruses, bacteria, allergens, and transplanted organs • Invented at Stanford University and covered by U.S. Patent No. 10,527,613 Market, Business Model, and Monetization Plan • Disease - causing immune responses represent major market needs for therapeutics that can induce ST • Markets include Organ and Skin Transplant Rejection, Autoimmune Diseases, Allergies IPO Offering • Proceeds are intended to fund the commencement and completion of First - In - Human clinical trials in Organ Transplantation (Skin) and Autoimmunity (Psoriasis)

4 Technology (Immune Reprogramming)

5 Immune Tolerance Overview • Immune tolerance therapies reprogram the immune system so that disease - causing immune responses are stopped while maintaining the immune system’s ability to combat pathogenic infection. • Tolerance is achievable as demonstrated clinically via c himerism and cell - based therapy but there is a need for more practical and cost - effective approaches which: x Can be made into a product x Do not require additional hospitalization x Are simple to produce and ship

6 Technology Overview Approach • Apoptosis , a natural process of “immune tolerance” used by the body to clear dying cells and to allow recognition and tolerance to self tissues • ADi ™’s technology - based therapeutics exploit DNA immunotherapy as a Selective Tolerance delivery system » In - body induction of targeted apoptosis » DNA delivery of antigen of interest • ADi ™ triggers a natural process of apoptosis that is used by the body to clear apoptosis - triggered dying cells, enabling the natural immune system cells to recognize the targeted tissues as “self” For illustrative purposes only. There is no guarantee that any specific outcome will be achieved.

ADiTxT 7

Background

- Apoptotic DNA Immunotherapy™ (ADi™) was developed under the leadership of the late Dr. Leonard Bailey at Loma Linda University (LLU)
- Dr. Bailey was a Surgeon-in-Chief of LLU Children's Hospital and a pioneer in organ transplantation
  - Developed vision for infant heart transplantation for babies with hypoplastic left heart syndrome
  - Performed first successful human to human heart transplantation in a newborn baby
  - Headed LLU's transplant team that conducted preclinical development of therapeutic solutions to modulate the immune system in order to accept transplanted organs

LOMA LINDA UNIVERSITY

ADi™ Technology background (pre Aditxt™):

- Over 20 years of R&D
- $5M total funding including $3M in DOD grant*

*Funding was received prior to Aditxt through LLU


LEONARD BAILEY, MD
INFANT
HEART
TRANSPLANT
PIONEER
CLICK
TO PLAY

Co-founder and Former Chairman

8

ADi™ Proof–of–Concept for Skin Allograft Transplantation



IMMUNOSUPPRESION ALONE



TREATMENT WITH **ADi™** TECHNOLOGY
(minimal immunosuppresion)


21 Days
58 Days

Immunosuppression alone
Allograft lost in 21 days on average

ADi™ with minimal immunosuppression
3-fold increase in the longevity of the skin allografts

Mouse Model: Donor and recipient mice were genetically mismatched

"A therapeutic DNA vaccination strategy for autoimmunity and transplantation," published in Vaccine 28 (2010) 1897-1904. Studies conducted at Loma Linda University.

9 ADi TM Proof - of - Concept for Psoriasis (Autoimmunity) • Psoriasis causes increased skin thickness and scaling in an established 10 - day psoriasis model • ADi TM treatment resulted in a 69% reduction in skin thickening and 38% reduction in scaling over the 10 - day study period* 0 0.5 1 1.5 Psoriasis Induced - ADi Treated Psoriasis Induced - Untreated Increase in Scaling Change in thickness (mm) Scaling Score (range = 0 - 4) 0 0.1 0.2 0.3 Psoriasis Induced - ADi Treated Psoriasis Induced - Untreated Increase in Skin Thickness *Studies conducted at BioMedCode , a Contract Research Organization specialized in immune and psoriasis preclinical studies.

10 • Type 1 or autoimmune diabetes is a condition where the body’s immune system mistakenly attacks cells in the pancreas resulting in diminished production of insulin • ADi TM incorporates an antigen (GAD) expressed in the pancreas • Administration of ADi TM using GAD as the antigen over an 8 - week period in animals with T1D restores insulin production and reverses hyperglycemia ADi TM Proof - of - Concept for T1D (Autoimmunity) 10 15 20 25 30 35 40 0 100 200 300 400 500 600 Untreated NOD Mice Age (weeks) F a s t i n g B l o o d G l u c o s e ( m g / d L ) 1 2 3 4 5 6 7 8 9 10 11 12 A B (A) 90% of female NOD mice developed spontaneous autoimmune diabetes. Disease progression may be different for individual animals. (B) ADi TM was administered once a week for 8 weeks after each animal developed hyperglycemia. All animals responded with 80% showing durable response for the entire 40 - week study period. “Reversal of Hyperglycemia and Suppression of Type1 Diabetes in the NOD Mouse with Apoptotic DNA Immunotherapy™ ( ADi ™), ADi - 100” published in Biomedicines (2020)

11 ADi TM Proof - of - Concept for Alopecia Areata (Autoimmunity) Methylated vector Methylated BAX Unmethylated BAX ADi TM protects hair follicles from autoimmune attack Studies conducted at Loma Linda University.

12 Intellectual Property Portfolio ADi™ technology is protected by 7 patent families, including: • 7 U.S. patents, 3 U.S. pending patent applications, 59 foreign patents, and 15 foreign pending patent applications (EU, Australia, Canada, Japan, China, India, Hong Kong) ADi™ patents are broadly categorized into 3 groups: • Autoimmune diseases and type 1 diabetes • Organ transplantation and a method of producing plasmid DNA that is mammalian - like to prevent immune activation • Composition of matter for a tolerance delivery system for antigens of interest (basis for a platform allowing development of a new class of immunotherapeutics for various indications) The projected expiration dates for the ADi ™ patents range from 2021 to 2032. We also possess and/or in - license substantial know - how and trade secrets relating to the development and commercialization of our product candidates, including related manufacturing processes and technology. 7 U.S. and 59 Foreign Patents Issued 18 Pending Patent Applications

13 First - in - Human Trials Organ Transplantation (Skin) and Autoimmunity (Psoriasis) There can be no assurance that the projected product development plan can be successfully executed. IPO proceeds will fund Phase I/IIA Received Letter of Interest to conduct and fund Phase II trials in Psoriasis from the Immune Tolerance Network – leading research organization funded by the U.S. National Institute of Health Begin Phase I/IIA 20 - 30 Patients Q1,2021 Complete Phase I/IIA Q2,2022 Q3,2022 Begin Phase II Complete Phase II

14 Technology (Immune Monitoring)

15 Aditxt Immune Monitor ™ ( AiM ™) AiM ™ Infectious Diseases Allergies Drug/Vaccine Response Disease Susceptibility Organ Failure • AiM ™ is a platform that provides a personalized comprehensive profile of the immune system which can assist the medical community in anticipating responses and possible reaction to viruses, bacteria, allergens, and transplanted organs. • Can be useful in anticipating attacks on the body by having the ability to determine its potential response and for developing a plan to deal with an undesirable reaction by the immune system. • Invented and used at Stanford University and encompasses methods, systems and kits for detection and measurement of specific immune responses as described in U.S. Patent No. 10,527,613. • Entered into an exclusive licensing agreement with Stanford University for the core technology, and as a result, Stanford became a strategic shareholder.

16 Advantages of AiM ™ • Provides a simple, rapid, accurate, high throughput, single platform assay to determine the immune status in 3 - 16 hours • Detects antigen and antibody in a single test (i.e. infectious, recovered, immune) • Determines and differentiates between various types of cellular & humoral immune responses (T & B cells) • Simultaneous monitoring of cell activation and levels of cytokine release (e.g. cytokine storms)

17 What’s Needed to Commercialize AiM TM • Expand identification of initial target applications in infectious diseases (e.g., Flu, COVID) • Develop formulation for targeted applications • Identify regulatory path (e.g., Notification, E.U.A. for COVID, 510 (k)) and gather validation data • Complete packaging and fulfilment protocol • Secure In Vitro Diagnostics (IVD) CMO for fulfillment and logistics In Vitro Diagnostics Market $85.8B 1 by 2027 1 https://www.grandviewresearch.com/press - release/global - in - vitro - diagnostics - market

18 Commercial Plans for AiM ™ by End of 2020 • For our use: • Utilize in our upcoming clinical trials to monitor subjects’ immune response before, during and after ADi ™ drug administration. • For other applications: • Evaluate plans to obtain FDA approval for AiM ™’s use as a clinical assay. • Secure manufacturing, marketing and distribution partnerships for application in the Infectious Diseases market. • Beyond 2020, future plans to develop AiM ™ for applications in additional markets such as: • Organ Rejection • Allergies • Drug/Vaccine Response • Disease Susceptibility

19 Market, Business Model and Monetization Plan

20 1 https://www.prnewswire.com/news - releases/organ - transplant - immunosuppressant - drugs - market - worth - 5 - 88 - billion - by - 2026 - grand - view - research - inc - 300942663.html 2 https://www.prnewswire.com/news - releases/the - global - autoimmune - disease - therapeutics - market - size - is - expected - to - reach - 149 - 4 - bill ion - by - 2025 -- rising - at - a - market - growth - of - 4 - 34 - cagr - during - the - forecast - period - 300902336.html 3 https://www.grandviewresearch.com/press - release/global - allergy - diagnostics - therapeutics - market 4 https://www.grandviewresearch.com/press - release/global - in - vitro - diagnostics - market Organ Transplant Immunosuppressant Drugs $5.88B 1 by 2026 Autoimmune Disease Therapeutics $149.4B 2 by 2025 Allergy Diagnostics & Therapeutics $51.95B 3 by 2026 Market

21 Business Model License technologies Develop pipeline of products showing safety and efficacy in humans Monetize through licensing and co - development

22 Monetization Plan for Current Product Pipeline with IPO Proceeds *There can be no assurance that the projected product development plan can be successfully executed. 34 12 21 9 2 1 39 36 11 4 5 1 11 9 18 6 4 22 33 21 9 8 0 20 40 60 80 100 120 Type 1 Diabetes Solid Organ Transplants Psoriasis Alopecia Celiac Disease Skin Graft Failure Deal Count Summary of Pre - Phase III Strategic Partnerships That Have Occurred in the Last 5 Years Discovery Pre-clinical Phase I Phase II Source: Cortellis Health Intelligence Discovery Pre - clinical Studies Phase I/ IIa Phase II Transplant Skin Allograft Completed Completed IPO Proceeds Co - Development* Solid Organs IPO Proceeds IPO Proceeds Co - Development* Co - Development* Autoimmunity Psoriasis Completed Completed IPO Proceeds Co - Development LOI Type 1 Diabetes Completed Completed Co - Development* Co - Development* Alopecia Completed Completed Co - Development* Co - Development* Allergy Celiac Disease IPO Proceeds IPO Proceeds Co - Development* Co - Development*

23 38 21 17 13 9 1 0 5 10 15 20 25 30 35 40 Psoriasis Type 1 Diabetes Solid Organ Transplants Celiac Disease Alopecia Skin Allograft Deal Count Pre - Phase III Pharma/Biotech to Pharma/Biotech Deal Count Last 5 Years Notable Recent Licensing Transactions (Immune Reprogramming) Deal Date Licensor Licensee Phase of Development Indication(s) Deal Type Upfront Payment (M) Milestone Payment (M) Total Deal Value (M) 13 - Nov - 2019 Exicure Allergan Discovery Alopecia License - Collaboration (option) $25 $725 $770 30 - Oct - 2019 Pandion Therapeutics Astellas Pharma Discovery Type 1 Diabetes License - Collaboration $45 $750 $795 29 - Oct - 2018 Denali Therapeutics Sanofi Genzyme Phase 1 Clinical Psoriasis and other CNS indications License - Collaboration (option) $125 $1,095 $1,220 02 - Dec - 2016 Exicure Purdue Pharma Phase 1 Clinical Psoriasis License - Collaboration (option) $10 $777 $787 02 - Jun - 2015 Anokion Astellas Pharma Discovery Type 1 Diabetes and Celiac disease License - Collaboration Undisclosed Undisclosed $760 Significant upside potential in low saturated indication Source: Cortellis Health Intelligence Significant opportunity in pharma backed indications Source: Cortellis Health Intelligence

24 Team and Execution

25

Product Development Team

ADiTxT



Shahrokh Shabahang, MS, PhD – *Co-founder, Chief Innovation Officer, Board Member*
20+ years of experience commercializing life science technologies focused on product and clinical development in the fields of microbiology and immunology.

Research & Development



Dolly Tyan, PhD – Incoming *VP of Innovation Portfolio*
45 years of HLA immunology experience as past Medical Director of Stanford Histocompatibility, Immunogenetics & Disease Profiling Laboratory.



Ge Chen, MD – *Incoming VP of Preclinical R&D*
Supervisor of Innovation in Histocompatibility and Immunogenetics at Stanford with 30 years experience developing technology platforms for immune monitoring.



Gilles Benichou, PhD – *Immunology Consultant*
Associate Professor, Harvard Medical School, and Director of Molecular and Cellular Immunology Laboratory at Massachusetts General Hospital focused on immune tolerance in transplantation.



David Schwarz, PhD – *Molecular Biology Consultant*
CEO of Advanced Cellular Dynamics leading design, development, validation and deployment of cell-based assay technologies.

Clinical & Regulatory



Joachim-Friedrich Kapp, MD, PhD – *Incoming VP of Clinical Development, Autoimmunity*
Former President Global Business Unit (GBU) Specialized Therapeutics at Schering AG with 30+ years of experience with regulatory agencies (FDA & EMA) and product registration.



Waldo Concepcion, MD – *Incoming VP of Clinical Development, Transplantation*
Professor of surgery and pediatrics (nephrology) at Stanford University Medical Center with 31 years experience.



Daniel Alam, MD – *Transplant Advisor*
Performed first face transplant in the US, which was world's first near-total facial transplant and fourth known facial transplant to have been successfully performed to-date.



Leif Eldevik – *Director of Analytics*
20+ years experience in quantitative analytics. Contributing author to *A Mathematical Model for DC Vaccine Treatment of Type I Diabetes* published in *Front. Physiol., 2019.*

SeedIP – *IP Counsel*
Founded in 1962. A leading IP law firm with clients ranging in size from start-up companies to established multinational corporations with IP needs ranging from trademark clearance to protecting complex chemical and biotechnology patents.

ADiTxT 26

Business Development Team



Michael Casey Cozart – *Head of Business Development*

Managing Director and Co-Head of LifeSci Advisors Partnering and Analytics division. **Advised both publicly-traded as well as privately held life sciences companies on transactions totaling over $2.6 billion in total deal value.** Received a B.A. in Economics and English from the University of North Carolina at Chapel Hill.

LifeSci Advisors

LifeSci Advisors – *Partnering and Analytics*

The LifeSci Partnering and Analytics team has executed 80+ mandates that have supported strategic transactions, financing activities, internal capital rationing and development decisions for companies spanning all therapeutic areas and development stages. The team has advised on 20+ transactions with a total deal value exceeding $2.3 billion. Their extensive global network of contacts comprised of C-level executives, business and corporate development executives, and R&D teams allows their team to complete transactions expeditiously and under the most advantageous terms for their clients.

27 Capital Markets & Communications Team Brooks Bailey – Media Relations A real estate entrepreneur who has also been involved with the film and television production industry. He has funded and overseen the production and distribution of numerous movies and is currently working on various projects in the film industry, real estate and other business ventures. Jeff Ramson – Head of Capital Markets & Communications Founder & CEO of PCG Advisory. Has 25+ years of Wall Street experience, investing in and raising money for emerging public and private companies in various stages of development. Through traditional and digital IR, he has helped communicate each of their stories accurately and effectively to maximize exposure to current and potential stakeholders. Jack Brewer – Media Relations Transitioning off the NFL playing field in 2006, Brewer pursued a career on Wall Street as an Investment Advisor with Merrill Lynch’s Private Client Group. Served as the Managing Director at Paramount Bio Capital, one of the US’ largest private biotech - focused investment banks. Helped launch Opus Point Partners, a healthcare - focused hedge fund. Regular contributor on Yahoo Finance, CNBC and Fox Business. Kerry Corbit – Digital Investor Relations Oversees PCG Digital, a division of PCG Advisory that focuses on multimedia, investor - focused marketing. Developed two successful entrepreneurial businesses with exits. Kerry is focused on working with innovative companies and crafting campaigns designed to reach stakeholder and shareholder audiences. Chuck Harbey – Investor Relations Managing Director, Corporate Advisory & Private Markets at PCG Advisory. Has 20+ year career as a securities professional serving the industry as a wealth manager, VP of trading, placement agent, branch manager of boutique NYC firms. Kirin Smith – Investor Relations President at PCG Advisory. Brings wealth of capital markets expertise including advisory banking, portfolio management, retail/institutional sales and fundamental research analysis. Former investment banker where he advised, structured and raised capital for middle market companies in multiple sectors. Investor Relations Media Relations

28

Corporate Team



Amro Albanna - *Co-founder, President and CEO*

Founded multiple startups to commercialize innovations in various industries including enterprise software, research incubation, GPS & wireless, nano sensors, consumer health and biotech. Led multiple M&A and going-public transactions as a founder, co-founder and senior executive. Founded Timely Technology Corporation (TTC) which was one of the early developers of e-commerce applications for clients including Mercury Insurance, Reuters, and Boeing. TTC was acquired by a NASDAQ-listed company. Founded and sold an innovation incubator which was developed in partnership with the University of California, Riverside Research Park. Was a co-founder of Digital Angel Corporation (DAC), in charge of commercializing its GPS/wireless technologies. DAC reached a market capitalization of $233M on AMEX. Bachelor of Science in Business Administration and Computer Info. Systems, graduate coursework in Computer Science and Engineering, and coursework in Immunology and Genetics at Harvard Medical School HMX online learning platform.



Corinne Pankovcin, CPA, MBA – *Chief Financial Officer Nominee*

Served as Chief Financial Officer for several world class organizations including; Business Development Corporation of America (“BDCA”), BlackRock Kelso Capital (NASDAQ BKCC) and AIG Capital Partners. She was responsible for executing portfolio investments and managing significant M&A transactions throughout her career. She has extensive experience with compliance with the Securities Act of 1933 as well as managing the reporting requirements under the Securities Exchange Act of 1934. She began her career as a Senior Manager in the consumer products and manufacturing practice with PricewaterhouseCoopers LLP.

Accounting & Audit

Brio Financial Group – *Accounting*

Full service financial and accounting firm.

dbbmckennon – *Audit*

Certified public accountants (registered firm PCAOB)

Corporate and Securities Legal

SheppardMullin

Sheppard, Mullin, Richter & Hampton LLP

Full service Global 100 firm handling corporate and technology matters with presence in North America, Europe and Asia.

29

Independent Board Members



Brian Brady, CFA, MBA – *Current Director, and Chair of Audit Committee Nominee*
Former Sr. Portfolio Manager/VP at Northern Trust who led the investment practice in the Fort Worth and West Texas marketplace. Extensive experience with financial markets and investment due diligence. Currently serves as Director of Investments for a large hospital system.



Laura Anthony – *Director and Chair of Nominating and Corporate Governance Committee Nominee*
Securities attorney providing corporate counsel to small-cap and middle market private and public companies. Focus includes compliance with the Securities Act of 1933 offer sale and registration requirements, including private and public offerings; IPOs; compliance with the NASDAQ and NYSE American initial and continued listing requirements; compliance with the registration and reporting requirements under the Securities Exchange Act of 1934; and mergers and acquisitions. Author of SecuritiesLawBlog.com, the small-cap and middle market's top source for industry news, and the producer and host of LawCast.com, Corporate Finance in Focus.



Namvar Kiaie – *Director and Chair of Compensation Committee Nominee*
Senior R&D leader and Head of R&D for the New Analyte Ventures at Abbott Diabetes Care, managing up to 80 R&D Engineers and Scientists in developing Abbott's next generation biosensing technologies. Responsible for the successful development of 40+ novel diabetes management related products, including FreeStyle Libre.

30 Senior Advisors Charles Crocker – Senior Advisor Retired Chairman and Chief Executive Officer of BEI Technologies, Inc.  Has over 40 years background in founding and growing companies, including public - company experience in the medical field. Served/serves as a member of the board in multiple private and public companies. Jeffrey Runge, MD, FACEP – Senior Advisor Former Chief Medical Officer & Assistant Secretary for Health Affairs of the U.S. Department of Homeland Security. Has over 35 years of experience as a physician, board certified in emergency medicine, with two decades of experience as a Federal government and healthcare executive. Has expertise across the fields of homeland defense, threat mitigation and prevention, medical preparedness, and medical services delivery. Also served as the head of two federal agencies (2001 - 2008). Now provides strategic consulting and executive services for companies in the health, defense and security sectors as well as corporate bo ard service for public companies in the medical, safety and biodefense sectors.

31 IPO Offering

32 • Capital Raise : $10,450,000 • Use - of - Proceeds : Fund Phase I/IIA • Terms : $5.50/Unit consisting of 1 Common and 1 (5 - year) Warrant exercisable at $6.875 • Exchange : NASDAQ Capital Market • Sole Book - Running Manager : Dawson James Securities • Co - Manager : Network 1 Financial Securities IPO As of May 29, 2020: • Pre - IPO Outstanding: 7,844,695 • Pre - IPO Valuation: Approx. $43M • Post - IPO Outstanding: 9,744,695 • Market cap: Approx. $53M

ADiTxT 33

Summary

Technology

- **Immune Reprogramming (ADi™)**
  - Pioneering Selective Tolerance (ST) *therapeutic* technology developed over the past 20+ years at Loma Linda University that has demonstrated pre-clinical efficacy
  - 7 U.S. patents and 59 foreign patents as of April 2020, 18 additional pending
  - Data generated for Skin Grafting, Psoriasis, Type 1 Diabetes, and Alopecia Areata

- **Immune Monitoring (AiM™)**
  - An advanced *diagnostic* platform for rapidly profiling the immune system to anticipate response and possible reaction to viruses, bacteria, allergens, and transplanted organs
  - Invented at Stanford University and covered by U.S. Patent No. 10,527,613

Market, Business Model, and Monetization Plan

- Disease-causing immune responses represent major market needs for therapeutics that can induce ST
- Markets include Organ and Skin Transplant Rejection, Autoimmune Diseases, Allergies

IPO Offering

- Proceeds are intended to fund the commencement and completion of First-In-Human clinical trials in Organ Transplantation (Skin) and Autoimmunity (Psoriasis)

Contact Information Amro Albanna, CEO, Aditx Therapeutics, Inc. albanna@aditxt.com, 909 - 488 - 0844 Douglas Armstrong, COO & Lead Banker, Dawson James Securities darmstrong@dawsonjames.com, 561 - 391 - 5555 Damon Testaverde, Chairman & Banker, Network 1 Financial Securities, Inc. dtestaverde@netw1.com, 732 - 758 - 9001 Jeff Ramson, Head of Capital Markets & Communications jramson@pcgadvisory.com, 646 - 863 - 6341 www.aditxt.com